Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Six Months Ended June 30,
	2015	2014
		As Restated
Earnings:
(Loss) income from continuing operations before income taxes	$(13,116)	$74,252
Add: Fixed charges	69,809	65,514
Less: Undistributed (losses) earnings from equity method investees	(3,223)	—
Total earnings	$59,916	$139,766
Fixed charges:
Interest expense	$24,321	$25,017
Estimate of interest expense within rental expense	45,488	40,497
Total fixed charges	$69,809	$65,514
Ratio of earnings to fixed charges	0.9	2.1